EXHIBIT 11.1

INSIDER TRADING POLICY

I.Purpose of this Policy

The purchase or sale of securities while possessing material nonpublic information (“inside information”) or the disclosure of inside information (“tipping”) to others who may trade in such securities is sometimes referred to as “insider trading” and is prohibited by U.S. federal and state securities laws. As an essential part of your work, you may have access to material nonpublic information about Materialise NV (including information about its subsidiaries and affiliates, and other companies with which the Company does, or may do, business). When we refer in this Policy to “Materialise” or the “Company,” we are referring to Materialise NV.

Materialise has adopted this Insider Trading Policy (this “Policy”) to assist the Company in preventing illegal insider trading and to avoid even the appearance of improper conduct on the part of any director, member of senior management, employee, consultant/private entrepreneur or contractor of the Company. This Policy is designed to protect and further Materialise’s reputation for integrity and ethical conduct. However, the ultimate responsibility for complying with securities laws, adhering to this Policy and avoiding improper transactions rests with you. It is imperative that you use your best judgment and that you ask questions where you are uncertain how to handle a particular situation.

II.Penalties for Insider Trading

The penalties for violating insider trading laws include imprisonment, disgorgement of profits gained or losses avoided, and substantial civil and criminal fines. As of the effective date of this policy, civil fines can reach up to three times the profit gained or loss avoided, and criminal fines can reach up to $5.0 million for individuals and $25.0 million for entities. Individuals and entities considered to be “control persons” who knew or recklessly disregarded the fact that a controlled person was likely to engage in insider trading also may be civilly liable. As of the effective date of this policy, the civil liability of “control persons” is the greater of (i) $1.0 million and (ii) three times the amount of the profit gained or loss avoided. For this purpose, a “control person” is an entity or person who directly or indirectly controls another person, and could include the Company, its directors and members of senior management. Under some circumstances, individuals who trade on inside information may also be subjected to private civil lawsuits, exposing them to even greater liability. Moreover, because the material nonpublic information of Materialise is the property of the Company, trading on or tipping Materialise’s confidential information could result in serious employment sanctions, including dismissal.

You should be aware that the surveillance techniques of the stock markets and the Financial Industry Regulatory Authority (“FINRA”) are becoming more sophisticated, and the chance that authorities will detect and prosecute even a small insider trading violation is significant.

III.Scope and Applicability

A.Covered Persons. Sections I through VII of this Policy apply to Materialise’s Board of Directors and to all employees, consultants/private entrepreneurs and contractors within all of Materialise’s operations, including the operations of its subsidiaries. All persons covered by this Policy are referred to as “Covered Persons.” This Policy also applies to family members and domestic partners who share a household with a Covered Person. Covered Persons seeking to adopt a “Rule 10b5-1 Plan” or a “non-Rule 10b5-1 trading arrangement” must also comply with Section X below.

B.Restricted Persons. Sections VIII and IX of this Policy impose additional obligations and restrictions on individuals who are designated in this Policy or in writing by the Compliance Officer (as defined below) as “Restricted Persons.” Restricted Persons include:

1.Members of the Board of Directors;

2.Senior management;

3.Members of the Accounting Department;

4.Members of the Finance Department;

5.The Executive Assistants of any of the persons listed above;

6.Family members and domestic partners who share a household with any of the persons listed above; and

7.Any other individual whom the Compliance Officer may designate as a “Restricted Person” because he or she has, or may have, access to material nonpublic information concerning the Company (as determined in the sole discretion of the Compliance Officer).

Restricted Persons can be members of senior management, directors or employees of the Company or consultants or contractors. Any person designated as a Restricted Person by title or by express designation by the Compliance Officer must comply with this Policy (as a Restricted Person) until notified otherwise in writing by the Compliance Officer.

In addition, Restricted Persons seeking to adopt a Rule 10b5-1 Plan or a non-Rule 10b5-1 trading arrangement must also comply with Section X below.

C.Covered Securities and Transactions. This Policy applies to all transactions in the Company’s equity securities, including the American Depositary Shares (“ADSs”) representing ordinary shares of the Company, and any other type of securities that are convertible into, exchangeable for or exercisable for ordinary shares, such as convertible debentures, warrants, and other derivative securities. This Policy applies to sales, purchases, gifts, exchanges, pledges, options, hedges, puts, calls and short sales, using Company securities in any margin account, pledging Company securities as collateral for a loan and any other transaction that purports to transfer the economic consequences of ownership.

This Policy applies to all investment decisions you make regarding Company equity securities, including the ADSs. For example, if you have the power to direct the purchase or sale of Company securities by virtue of your position as a director or officer of a corporation or non-profit organization, as a general partner of a partnership, as a managing member of a limited liability company, or as a trustee of a trust or executor of an estate, then all transactions in Company securities made on behalf of the corporation, organization, partnership, limited liability company, trust or estate are covered by this Policy.

This Policy also applies to trading in securities of another company if you learn material nonpublic information about that company in the course of your employment or association with Materialise or its subsidiaries.

D.Delivery of the Policy; Certifications. This policy will be delivered to all Covered Persons upon its adoption by the Company, and to all new directors, employees and where appropriate, consultants and contractors, at the commencement of their employment or association with the Company. All Covered Persons must certify their understanding of, and promise to comply with, this Policy. A copy of the certification that all Covered Persons must sign is attached hereto as Exhibit A. A copy of the executed certification shall be sent to the Compliance Officer or her designee. (See Section VI below.)

IV.Definitions

A.Insider Trading. In general, insider trading occurs when a person purchases or sells a security (including ADSs) while in possession of inside information in breach of a duty of trust or confidence owed directly or indirectly to the issuer of the security, the issuer’s shareholders or the source of the information. “Inside information” is information which is considered both “material” and “nonpublic” (as those terms are more fully described below). Insider trading is a crime, may subject you to serious financial penalties and termination of employment, and is strictly prohibited by this Policy.

B.Materiality. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, hold or sell securities or if disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the issuer of the security. Material information can reflect either good or bad news and is not limited to financial information. While it is impossible to list all types of information that might be deemed material under particular circumstances, information dealing with the following subjects affecting the Company would generally be considered material:

●	projections of future earnings, losses or liquidity position;
●	anticipated or actual Company financial results for a quarter and/or year;
●	news of a pending or proposed joint venture, merger or acquisition;
●	news of a significant sale, disposition or write-downs of assets;
●	news of significant contracts, strategic partners, licensors, suppliers, customers or the loss of any of the foregoing;
●	changes in dividend policies or amounts, recapitalizations or share splits;
●	offerings of securities or other financing developments;
●	repurchases of securities;
●	changes or proposed changes in senior management or other major personnel changes, labor disputes or negotiations;
●	regulatory developments for new or existing products; and
●	announcements of significant litigation or government investigations, including any change in status or the resolution thereof.

C.Nonpublic Information. Information is “nonpublic” if it has not been widely disclosed to the general public through major newswire services, national news services, financial news services, filings with the United States Securities and Exchange Commission (“SEC”), or other method that has been determined by the SEC to be compliant with Regulation FD. For purposes of this Policy, information will be considered public (i.e., no longer nonpublic) after the close of trading on the full trading day following the Company’s public release of the information.

D.Tipping. Tipping is the disclosure of material nonpublic information concerning the Company or its ADSs or other securities to an outside person. Providing insider information to anyone who thereafter trades on the basis of that information may subject both you (the “tipper”) and the other person (the “tippee”) to insider trading liability.

V.Prohibited Activities

A.Prohibitions. Except for limited exceptions described below, the following activities are prohibited under this Policy:

1.No Covered Person may purchase, sell, transfer or effectuate any other transaction in Company ADSs or other securities while in possession of material nonpublic information concerning the Company or its ADSs or other securities. This prohibition includes sales of shares received upon exercise of stock options or warrants.

2.No Covered Person may “tip” or disclose material nonpublic information concerning the Company or its ADSs or other securities to any outside person (including family members, affiliates, analysts, investors, members of the investment community and news media). Should a Covered Person inadvertently disclose such information to an outsider, the Covered Person must promptly inform the Compliance Officer regarding this disclosure. The Company will take steps necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this Policy and/or sign a confidentiality agreement.

3.No Covered Person may purchase Company ADSs or other securities on margin, hold Company ADSs or other securities in a margin account, or otherwise pledge Company ADSs or other securities as collateral for a loan because, in the event of a margin call or default on the loan, the broker or lender could sell the ADSs or shares at a time when the Covered Person is in possession of material nonpublic information, resulting in liability for insider trading. The Compliance Officer may make exceptions to this prohibition on a case-by-case basis.

4.Short-term and speculative trading in Company ADSs or other securities, as well as hedging and other derivative transactions involving Company ADSs or other securities, can create the appearance of impropriety and may become the subject of an SEC or FINRA investigation, particularly if the trading occurs before a Company announcement of information that was previously material nonpublic information, or is followed by unusual activity or price changes in the Company’s ADSs (even if such price changes are unrelated to the trading). These types of transactions can also result in inadvertent violations of insider trading laws. Therefore, it is the Company’s policy to prohibit the following activities, even if you are not in possession of material nonpublic information:

(a)No Covered Person may trade in any interest or position relating to the future price of Company ADSs or other securities, such as put or call options or other derivative securities, or enter into any short sale of Company ADSs or other securities.

(b)No Covered Person may hedge the value of Company ADSs or other securities. A “hedge” is a transaction designed to offset or reduce the risk of a decline in the market value of an equity security, and can include, but is not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds.

(c)Covered Persons may not trade in ADSs or other securities of the Company on an active basis, including short-term speculation.

5.No Covered Person may trade in securities of another company if the Covered Person is in possession of material nonpublic information about that other company which the Covered Person learned in the course of their employment or association with Materialise or its subsidiaries.

6.No Covered Person shall make any information about the Company, its subsidiaries or affiliates publicly available, including by posting information about the Company, its affiliates or subsidiaries on any Internet message board or social media site, except to the extent specifically authorized to do so.

B.Exceptions to Prohibited Activities. Prohibitions in trading securities under this Policy do not include:

1.The exercise of vested share options or warrants, either on a cash-for-share or share-for-share basis, where no Company shares are sold to fund the option exercise. However, note that while vested share options and warrants may be exercised at any time under this Policy, the sale of any shares acquired through such exercise is subject to this Policy.

2.The withholding of Company shares by the Company in payment of tax obligations.

3.Company securities purchased or sold under a Rule 10b5-1 Plan that has been approved in advance by the Compliance Officer (see Section X below)

4.Transfers of Company shares by a Covered Person into a trust for which the Covered Person is a trustee, or from the trust back into the name of the Covered Person.

VI.Company Compliance Officer

Any Covered Person who is unsure whether the information he or she possesses constitutes material nonpublic information, or whether a specific transaction is covered by this Policy, should consult with the Compliance Officer for guidance. The Company has designated Materialise’s Chief Legal Counsel as its Compliance Officer. The Compliance Officer may designate one or more individuals to perform the Compliance Officer’s duties. The determinations of the Compliance Officer under this Policy are final.

The duties of the Compliance Officer or her designee include the following:

1.Administering and interpreting this Policy and monitoring and enforcing compliance with all its provisions and procedures.

2.Responding to all inquiries relating to this Policy and its procedures.

3.Designating and announcing special trading blackout periods during which Restricted Persons may not trade in Company securities (including ADSs).

4.Annually providing (or supervising the provision of) copies of this Policy and other appropriate materials to all current Covered Persons.

5.Revising this Policy (with the assistance of outside legal counsel as necessary) to reflect changes in applicable federal or state insider trading laws and regulations.

6.Maintaining records of all documents required by the provisions of this Policy.

VII.Confidentiality of Information Relating to the Company

A.Access to Information. Risk of insider trading violations by individuals affiliated with the Company can be substantially limited by restricting the pool of individuals with access to material nonpublic information to the greatest extent possible. Access to material nonpublic information about the Company (including information about its subsidiaries and affiliates, and other companies with which the Company does, or may do, business) should be limited to members of senior management, directors, employees, consultants and contractors of the Company or its subsidiaries on a need-to-know basis. In addition, such information should not be communicated to anyone outside of the Company or its subsidiaries, unless such person has signed an appropriate confidentiality agreement prior to dissemination of the information. When communication of material nonpublic information about the Company to employees, consultants or contractors becomes necessary, all members of senior management, directors, employees, consultants and contractors must take care to emphasize the need for confidential treatment of such information and adherence to the Company’s policies with regard to confidential information.

B.Disclosure of Information. Material nonpublic information about the Company is the property of Materialise and the confidentiality of this information must be strictly maintained. Only the Company’s senior management, as such are determined from time to time by the Board of Directors, are authorized to disclose material nonpublic information about the Company to the public, members of the investment community or shareholders, unless one of these members of senior management has expressly authorized disclosure by another employee in advance. All inquiries regarding the Company should be directed to the Chief Executive Officer, Executive Chairman, Chief Financial Officer or Chief Legal Counsel and no other comment should be provided.

VIII.Pre-Clearance Required for Trading by Restricted Persons

All Restricted Persons must pre-clear planned transactions in Company ADSs or other securities as provided below:

1.The Restricted Person proposing to effectuate a trade or other transaction in Company ADSs or other securities must notify the Compliance Officer in writing of the amount and nature of the proposed transaction prior to the proposed transaction date.

2.The Restricted Person proposing to effectuate such trade or other transaction must certify to the Compliance Officer in writing that he or she is not in possession of material nonpublic information concerning the Company or its securities.

3.The Compliance Officer must approve the proposed trade or other transaction in writing.

4.If the proposed transaction is not completed within five trading days after receiving clearance, clearance for the transaction (or any unfilled portion) must be requested again since circumstances may have changed over that time period.

5.The Compliance Officer’s decision on clearance, whether approved or denied, shall be final and shall be kept confidential by the requestor.

IX.Blackout Periods Applicable to Restricted Persons

A.No Trading During Blackout Periods. No Restricted Person may trade or effectuate any other transactions in Company ADSs or other securities during regular blackout periods or during any special blackout periods designated by the Compliance Officer (except for the limited exceptions described in Section V.B above). However, even during an open trading window, you may not trade in Company ADSs or other securities if you are in possession of material nonpublic information concerning the Company.

B.Regular Blackout Periods Defined. Restricted Persons may not trade in Company ADSs or other securities during the period that begins with the day that is the fifteenth day before the end of the fiscal quarter and continues until the close of trading on the first full trading day after the Company’s public release of quarterly or annual financial results. Trades made pursuant to an approved Rule 10b5-1 Plan (see Section X below) and pursuant to a Hardship Exemption (see Section IX.D below) are exempted from this restriction.

C.Special Blackout Periods. From time to time, the Compliance Officer may determine that trading in Company ADSs or other securities is inappropriate during an otherwise open trading window due to the existence, or potential existence, of material nonpublic information. Accordingly, the Compliance Officer may prohibit trading at any time by announcing a special blackout period and the scope of impacted personnel. The Compliance Officer will provide written notice of any modification of the trading blackout policy or any additional prohibition on trading during the period when trading is otherwise permitted under this Policy. The existence of a special blackout period should be considered confidential information and Restricted Persons are prohibited from communicating the existence of a special blackout period to anyone who is not a Restricted Person.

D.Hardship Trading Exceptions. The Compliance Officer may, on a case-by-case basis, authorize trading in Company ADSs or other securities during a trading blackout period due to financial or other hardship. Any person wanting to rely on this exception must first notify the Compliance Officer in writing of the circumstance of the hardship and the amount and nature of the proposed trade. Such person will also be required to certify to the Compliance Officer in writing no earlier than two trading days prior to the proposed trade that he or she is not in possession of material nonpublic information concerning the Company or the ADSs or other securities of the Company. Upon authorization from the Compliance Officer, the person may trade, although such person will be responsible for ensuring that any such trade complies in all other respects with this Policy.

X.Rule 10b5-1 Trading Plans

Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides a defense from insider trading liability under Rule 10b-5 under the Exchange Act. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 trading plan for transactions in Company ADSs or other securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company ADSs or other securities may be purchased or sold without regard to certain insider trading restrictions.

In general, a Rule 10b5-1 Plan must be adopted in good faith and without knowledge of material nonpublic information at the time of adoption. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade, and the person who entered into the plan must have acted in good faith with respect to the plan. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party.

In order to enter into a Rule 10b5-1 Plan pursuant to this Policy, the following requirements must be satisfied:

●The Rule 10b5-1 Plan must comply with the requirements of Rule 10b5-1 under the Exchange Act and this Policy.
●The Rule 10b5-1 Plan must be submitted to the Compliance Officer for approval and the person adopting the Rule 10b5-1 Plan must certify to the Compliance Officer in writing, prior to the date that the Rule 10b5 1 Plan is formally adopted (and shall not have withdrawn such certification prior to such adoption), that as of such date and as of the adoption date of the Rule 10b5-1 Plan, (i) such person is not and, to their knowledge, will not be, aware of material nonpublic information, (ii) all trades to be made pursuant to the Rule 10b5 1 Plan will be in accordance with applicable SEC rules, (iii) such person is adopting the Rule 10b5 1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b-5 of the Exchange Act, and (iv) such person will act in good faith with respect to the Rule 10b5-1 Plan throughout its duration. Such person must notify the Compliance Officer promptly and withdraw the certification if any changes of circumstances prior to the adoption date of the Rule 10b5-1 Plan have or will render such certification to be inaccurate as of that time.
●The first trade under the Rule 10b5-1 Plan must not occur: (i) for directors and officers of the Company, until the later of (A) ninety (90) days after adoption of the Rule 10b5-1 Plan and (B) two (2) business days following the disclosure of the Company’s financial results in a Form 20-F or Form 6-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted that discloses the Company’s financial results (but not to exceed 120 days following the adoption of the Rule 10b5-1 Plan); and (ii) for persons other than directors and officers of the Company, thirty (30) days after adoption of the Rule 10b5-1 Plan, in each case, following the Compliance Officer’s approval of the Rule 10b5-1 Plan. These waiting periods are collectively referred to as the “Cooling-Off Period.”
●The Rule 10b5-1 Plan must not be a single-trade Rule 10b5-1 Plan adopted during the 12-month period immediately following the person’s adoption of another single-trade Rule 10b5-1 Plan, subject to the exceptions noted in Rule 10b5-1.
●The Rule 10b5-1 Plan must be adopted, in the case of Restricted Persons, during a trading window and not during any blackout period applicable to such persons.

●The person may have no more than one Rule 10b5-1 Plan adopted at any point in time (i.e., multiple concurrent or overlapping plans are prohibited), subject to the exceptions noted in Rule 10b5-1.

Once a person has an approved Rule 10b5-1 Plan in place, such person will need approval from the Compliance Officer to make certain changes to it. Modifying or changing the amount, price, or timing of the purchase or sale of Company ADSs or other securities underlying the Rule 10b5-1 Plan (or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of such securities) (any such modification or change, a “Plan Modification”) will be deemed to be the same as terminating the existing Rule 10b5-1 Plan and entering into a new Rule 10b5-1 Plan. As a result, the approval process for a Plan Modification is the same as the approval process for initially adopting a Rule 10b5-1 Plan, including being subject to a new Cooling-Off Period.

Once a person has an approved Rule 10b5-1 Plan in place, they will need approval from the Compliance Officer to terminate it.

Persons subject to this Policy may also enter into a “non-Rule 10b5-1 trading arrangement” (as defined in Regulation S-K Item 408(c)). The approval process for a non-Rule 10b5-1 trading arrangement will be subject to the same approval process as a Rule 10b5-1 Plan except the non-Rule 10b5-1 trading arrangement is not subject to a Cooling-Off Period.

Purchases and sales made pursuant to a Rule 10b5-1 Plan must still comply with all other applicable reporting requirements under federal and state securities laws.

EXHIBIT A

CERTIFICATION

I hereby certify that:

●I have read and understand the Company’s Insider Trading Policy.
●I understand that the Company’s Compliance Officer is available to answer any questions I have regarding this Insider Trading Policy, or in his/her absence I should contact the Company’s Executive Chairman.
●I will continue to comply with the Insider Trading Policy for as long as I am a member of senior management, director, employee, consultant/private entrepreneur or contractor of the Company.
●I understand that insider trading is a crime, may subject me to serious financial penalties and termination of employment, and is strictly prohibited by the Insider Trading Policy.

Signature

Date

Printed Name (Please print legibly)

Title